CONTACT:
MEDIA: Janet Ko
(416) 213-4167 janet.ko@mdsinc.com

INVESTORS: Kim Lee
 (416) 213-4721 kim.lee@mdsinc.com

FOR IMMEDIATE RELEASE

MDS Reports First Quarter 2009 Financial Results

TORONTO, CANADA, March 12, 2009 – MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life sciences markets, today reported financial results for the three-month period ended January 31, 2009.  For the first quarter, MDS reported total revenue of $275 million, net income of $2 million and earnings per share of $0.02, including restructuring.  Net revenue was $257 million and adjusted EBITDA was
$32 million, compared with $296 million and $40 million in the prior year, respectively.  For the quarter, the Company announced adjusted earnings per share of $0.06, compared with $0.07 in the corresponding period a year ago.

Quarterly Highlights

•	Net revenue of $257 million, down 13% from $296 million in the prior year. Excluding the impact of foreign exchange, acquisitions and divestitures, net revenue decreased 1%.
•	Adjusted EBITDA of $32 million, down 20% from $40 million in the prior year, while maintaining a double digit margin of 12%, compared with 14% last year.
•	Adjusted earnings per share decreased to $0.06 from $0.07 in the prior year.
•	Positive cash flow of $32 million increased period-end cash position to $149 million.
•	Restructuring and productivity initiatives implemented to adjust for market softness generated $14 million in savings.

“MDS delivered solid margins in a difficult economic environment, driven by the Company’s restructuring and productivity actions,” said Stephen P. DeFalco, President and Chief Executive Officer, MDS Inc.  “We are focused on building stronger, more competitive businesses that are better able to operate in rapidly changing global markets.”

Operating Segment Results

MDS Pharma Services

			% Change
(millions of U.S. dollars)	Q1 2009	Q1 2008	Reported
Net Revenue Early stage Late stage	58 48	63 57	(8%) (16%)
	$106	$120	(12%)
Reimbursement revenue	18	26	-
Total revenue	$124	$146	-
Adjusted EBITDA	$8	$6	33%
	8%	5%	-

For the first quarter, MDS Pharma Services reported adjusted EBITDA of $8 million, up from $6 million last year and flat sequentially.   The year-over-year increase was largely driven by productivity gains from restructuring actions initiated in 2008, which were partially offset by the impact of lower revenue.  Net revenue decreased 12% over the prior year with foreign exchange negatively impacting revenue by $7 million.  In early stage, growth in Phase I revenue was offset by softness in preclinical and bioanalytical services.  Client delays continue to impact late stage, and contributed to the year-over-year decline in revenue.

MDS Pharma Services recorded new business wins totaling $104 million, level compared with first quarter revenues and, down 41% compared with $177 million of new business wins last year.  Sequentially, new business wins decreased 21%.  These declines were primarily driven by soft late-stage orders as customers continue to delay awards while reprioritizing their research and development (R&D) projects.  Period-end backlog was $458 million, up 2% from $448 million in the prior year.  Excluding the impact of foreign exchange, backlog is up approximately $35 million or 8% over last year.

As of the end of the first quarter, MDS Pharma Services had implemented the majority of the workforce reductions associated with its restructuring initiatives announced in the third quarter of 2008.   A restructuring charge of $1 million was recorded for the first quarter of 2009.

MDS Nordion
			% Change
(millions of U.S. dollars)	Q1 2009	Q1 2008	Reported
Net revenue	$66	$60	10%
Adjusted EBITDA	$18	$11	64%
	27%	18%	-

MDS Nordion’s adjusted EBITDA was $18 million, up 64% from $11 million last year, primarily driven by higher medical isotope revenue.   Foreign currency fluctuations – particularly the strengthening of the U.S. dollar – reduced adjusted EBITDA by $3 million, and resulted in an unrealized embedded derivative charge of $5 million versus a $4 million charge last year.  Revenue for the first quarter was $66 million, compared with $60 million last year.  Excluding the $11 million negative impact of foreign exchange and $7 million related to the divestiture of certain product lines, revenue increased by $24 million or 48% year-over-year.  Revenue growth was driven by year-over-year strength in medical isotopes sales resulting from a competitor’s nuclear reactor shutdown in Europe during the first quarter of 2009, and an unscheduled shutdown of Atomic Energy of Canada Limited’s NRU reactor in the first quarter of 2008.

 MDS Analytical Technologies
			% Change
(millions of U.S. dollars)	Q1 2009	Q1 2008	Reported
Net revenue	$85	$116	(27%)
Adjusted EBITDA	$13	$27	(52%)
	15%	23%	-

MDS Analytical Technologies reported $13 million in adjusted EBITDA, compared with $27 million last year.  Declines were primarily driven by lower revenue and the impact of unfavorable foreign exchange due to hedge positions established in 2008, which were partially offset by savings associated with restructuring, the manufacturing transition to Asia, and a year-over-year reduction in R&D spending following the completion of key projects in the second half of 2008.  In addition, a $2 million gain on the sale of land was recorded in the first quarter of 2009.  For the quarter, MDS Analytical Technologies reported $85 million in revenue, down 27% from $116 million in the prior year. The effect of foreign exchange reduced reported revenue by $10 million, or 9%.  Including the impact of foreign exchange, total end-user revenue decreased 12%, with a 7% decline in mass spectrometry end-user revenue.  While growth in services, Asia and applied markets continued, softening end-market demand for instruments was the primary driver for the year-over-year decline in volumes across all product lines.

As previously announced, MDS Analytical Technologies has implemented restructuring actions to better serve its fastest growing markets and to further improve profitability.   For the first quarter, a $3 million restructuring charge was recorded.  In addition, equity earnings included a $2 million charge representing MDS Analytical Technologies’ share of restructuring initiatives at its joint venture.

Corporate and Other
			% Change
(millions of U.S. dollars)	Q1 2009	Q1 2008	Reported
Selling, general and administration	$(7)	$(5)	40%
Adjusted EBITDA	$(7)	$(4)	75%

Corporate selling, general and administration expenses increased to $7 million in the first quarter of 2009 from $5 million in the first quarter of 2008.  The increase was primarily driven by $4 million of incremental stock-based compensation expense, which was partially offset by the impact of foreign exchange gains and lower spending.

New Disclosure and Delivery Method for Reporting Financial Results
In the fourth quarter of 2008, MDS adopted a new approach to releasing quarterly financial results.  The Company no longer uses the newswires to issue its quarterly Management Discussion and Analysis (MD&A), and financial statements and notes. For the Company’s first, second and third quarters, the respective MD&A, and financial statements and notes will be posted, concurrently with the press release announcing quarterly results, to the Company’s Website at mdsinc.com, and filed with Canadian and U.S. securities regulators.  For fourth quarter results, a press release will be issued with expanded disclosure.  However, fourth quarter results will no longer be accompanied by an MD&A, and financial statements and notes.  A comprehensive MD&A, with financial statements and notes, will be provided on a year-end basis with the Company’s Annual Report, Annual Information Form and Proxy Circular filings – all of which will also be posted to mdsinc.com.

Conference Call
MDS will hold a conference call today at 9:30 a.m. EDT to discuss first quarter 2009 results.

This call will be Webcast live at www.mdsinc.com and will also be available in archived format at http://www.mdsinc.com/investors/webcasts_presentations.asp after the call.

MDS Annual and Special Meeting of Shareholders
MDS will also hold its Annual and Special Meeting of Shareholders for shareholders of record today at 4 p.m. EDT at the Renaissance Toronto Airport Hotel and Conference Centre.

The Meeting will be Webcast live at mdsinc.com, and will also be available in archived form at  http://www.mdsinc.com/investors/webcasts_presentations.asp

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 5,000 highly skilled people in 29 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

Caution Concerning Forward-Looking Statements
This document contains forward-looking statements. Some forward-looking statements may be identified by words like “expects”, “anticipates”, “plans”, “intends”, “indicates” or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. MDS’s actual results could differ materially from those expressed in the forward-looking statements due to these risks and a number of other factors, including, but not limited to, successful implementation of structural changes, including restructuring plans and acquisitions, technical or manufacturing or distribution issues, the competitive environment for MDS’s products and services, the degree of market penetration of its products and services, the ability to secure a reliable supply of raw materials, the impact of our clients’ exercising rights to delay or cancel certain contracts, the strength of the global economy, the stability of global equity markets, the availability and cost of financing, the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the euro, uncertainties associated with critical accounting assumptions and estimates, and other factors set forth in reports and other documents filed by MDS with Canadian and U.S. securities regulatory authorities from time to time, including MDS’s quarterly and annual MD&A, Annual Information Form, and Annual Report on Form 40-F for the fiscal year ended October 31, 2008 filed with the U.S. Securities & Exchange Commission.

Also note that all financial data is now shown on a U.S. GAAP basis. MDS converted to U.S. GAAP reporting with the filing of the Company’s 2007 Annual Report and financial statements on January 29, 2008.

Use of Non-GAAP Financial Measures

The use of non-GAAP measures including terms such as net revenue, adjusted EBITDA, adjusted EPS, new orders and backlog are used to explain the operating performance of the Company. These terms are not defined by GAAP and MDS’s use may vary from that of other companies. MDS uses certain non-GAAP measures so that investors and analysts have a better understanding of the significant events and transactions that have had an impact on results or may have an impact on MDS’s financial outlook. MDS provides a description of these non-GAAP measures and a reconciliation of these non-GAAP measures for actual results to GAAP financial results in its MD&A and Annual Report.

MDS Inc.
Consolidated Statements of Financial Position
[Unaudited]
	As of January 31	As of October 31
(millions of U.S. dollars, except share amounts)	2009	2008
ASSETS
Current assets
Cash and cash equivalents	$149	$117
Accounts receivable, net	227	264
Notes receivable	75	75
Unbilled revenue	92	86
Inventories, net	90	85
Income taxes recoverable	61	61
Current portion of deferred tax assets	20	20
Prepaid expenses and other	34	17
Assets held for sale	6	6
Total current assets	754	731

Property, plant and equipment, net	293	301
Deferred tax assets	98	95
Long-term investments	20	30
Other long-term assets	96	108
Goodwill	452	452
Intangible assets, net	146	155
Total Assets	$1,859	$1,872
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$252	$267
Current portion of deferred revenue	84	79
Income taxes payable	16	1
Current portion of long-term debt	36	19
Current portion of deferred tax liabilities	4	4
Total current liabilities	392	370

Long-term debt	240	263
Deferred revenue	13	10
Other long-term obligations	31	31
Deferred tax liabilities	101	108
Total liabilities	777	782

Shareholders’ equity
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares: 120,137,229 and 120,137,229 for January 31, 2009 and October 31, 2008, respectively	489	489
Additional paid-in capital	75	75
Retained earnings	303	301
Accumulated other comprehensive income	215	225
Total shareholders’ equity	1,082	1,090
Total liabilities and shareholders’ equity	$1,859	$1,872

MDS Inc.
Consolidated Statements of Operations
[Unaudited]
	Three months ended January 31
(millions of U.S. dollars, except per share amounts)	2009	2008 Restated
Revenues
Products	$134	$151
Services	123	145
Reimbursement revenues	18	26
Total revenues	275	322

Costs and expenses
Direct cost of products	82	95
Direct cost of services	77	92
Reimbursed expenses	18	26
Selling, general and administration	60	64
Research and development	14	20
Depreciation and amortization	22	27
Restructuring charges - net	4	-
Change in fair value of embedded derivatives	3	4
Other (income) expenses – net	(2)	-
Total costs and expenses	278	328

Operating loss	(3)	(6)

Interest expense	(5)	(3)
Interest income	3	6
Change in fair value of interest rate swaps	-	2
Equity earnings	6	14
Income before income taxes	1	13

Income tax (provision) recovery
- current	(10)	(22)
- deferred	11	28
Net income	$2	$19

Basic and diluted earnings per share	$0.02	$0.16

MDS Inc.
Consolidated Statements of Cash Flows
[Unaudited]
	Three months ended January 31
(millions of U.S. dollars)	2009	2008 Restated
Cash flows from operating activities
Net income for the period	$2	$19
Adjustments to reconcile net income to cash provided by (used in) operating activities
Items not affecting current cash flows	9	25
Net change in operating assets and liabilities	27	(138)
Cash provided by (used in) operating activities	38	(94)

Cash flows from investing activities
Purchases of property, plant and equipment	(7)	(13)
Proceeds on sale of property, plant and equipment	3	1
Proceeds from sale of businesses and investments	-	3
Proceeds on sale of short-term investments	-	101
Decrease (increase) in restricted cash	8	(1)
Cash provided by investing activities	4	91
Cash flows from financing activities
Repayment of long-term debt	(6)	(80)
Issuance of Common shares	-	1
Repurchase of Common shares	-	(5)
Cash used in financing activities	(6)	(84)

Effect of foreign exchange rate changes on cash and cash equivalents	(4)	(5)
Net increase (decrease) in cash and cash equivalents during the period	32	(92)
Cash and cash equivalents, beginning of period	117	222
Cash and cash equivalents, end of period	$149	$130

.
MDS Inc.
Consolidated operating highlights and reconciliation of consolidated adjusted EBITDA

(millions of U.S. dollars)	First Quarter
	2009	2008 Restated
Total revenues	$275	$322
Reimbursement revenues	(18)	(26)
Net revenues	$257	$296
Income (loss)	$2	$19
Income taxes	(1)	(6)
Net interest expense (income)	2	(3)
Change in fair value of interest rate swaps	-	(2)
Depreciation and amortization	22	27
EBITDA	25	35
Restructuring charges – net	6	-
Write-down of investments	1	-
Loss on sale of a business/investment and other long-term assets	-	2
Acquisition integration	-	3
Adjusted EBITDA	$32	$40
Adjusted EBITDA margin	12%	14%

Consolidated operating highlights and reconciliation of consolidated adjusted Earnings Per Share

First Quarter
	2009	2008 Restated
Basic earnings per share – as reported	$0.02	$0.16
Adjusted for:
Restructuring charges – net	0.03	-
Investment write-downs	0.01	-
Change in fair value of interest rate swaps	-	(0.02)
Acquisition integration	-	0.02
Tax rate changes	-	(0.09)
Adjusted EPS	$0.06	$0.07

Consolidated operating highlights and reconciliation of consolidated adjusted Income from Continuing Operations

	First Quarter
(millions of U.S. dollars)	2009	2008 Restated
Income – as reported	$2	$19
Adjusted for (after tax):
Restructuring charges – net	4	-
Investment write-downs	1	-
Change in fair value of interest rate swaps	-	(2)
Acquisition integration	-	2
Tax rate changes	-	(11)
Adjusted income	$7	$8